UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.           )*

____________________

WHITESTONE REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

966084204

(CUSIP Number)

David Bramble

2002 Clipper Park Rd. Suite 105

Baltimore, MD 21211

(410) 340-1665

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966084204

1	Name of Reporting Person MCB PR Capital LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
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Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person OO (Limited Liability Company)

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CUSIP No. 966084204

1	Name of Reporting Person MCB Acquisitions Manager LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8

Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person OO

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CUSIP No. 966084204

1	Name of Reporting Person P. David Bramble
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8

Shared Voting Power

4,690,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See response to Row 8.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,000 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person IN

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Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares of beneficial interest, $0.001 par value per share (the “Common Shares”), of Whitestone REIT, a Maryland real estate investment trust (the “Issuer”), whose principal executive office is located at 2600 South Gessner, Suite 500, Houston, Texas 77063.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

MCB PR Capital LLC, a Delaware limited liability company (“MCB”)

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”)

P. David Bramble, an individual and citizen of the United States of America

The principal business address of each of the Reporting Persons is 2002 Clipper Park Road, Suite 105, Baltimore, Maryland 21211.

The Reporting Persons are principally engaged in the business of real estate investments.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, MCB had invested an aggregate of approximately $58,462,183 to purchase the Common Shares. MCB obtained such funds through contributions by third-party investors. None of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Shares for investment purposes. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. In light of that ongoing evaluation, on June 3, 2024, MCB sent an acquisition proposal to the Issuer, a copy of which is filed as Exhibit 7.01 to this Schedule 13D (the “Proposal”) and is incorporated by reference herein. The Proposal provides that it is non-binding and subject to confirmatory diligence, as well as the execution of definitive transaction agreements.

The Reporting Persons intend to engage in discussions with the Issuer and its representatives concerning the Proposal and to enter into negotiations with the Issuer with respect thereto. The Reporting Persons may enter into appropriate confidentiality or similar agreements with the Issuer to facilitate the exchange of information with the Issuer in connection with such negotiations. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions. The Reporting Persons may determine to accelerate or terminate discussions with the Issuer concerning the Proposal, change the terms of or withdraw the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal or otherwise support their investment in the Issuer, including but not limited to entering into financing commitments and other agreements, arrangements and understandings concerning the Proposal.

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While the Reporting Persons intend to pursue the transaction described in the Proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market price of the Common Shares; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Trustees of the Issuer, industry analysts, existing or potential strategic partners, financing sources, competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) consummating the transaction contemplated by the Proposal; (2) modifying their ownership of the Common Shares; (3) proposing changes in the Issuer’s operations, governance or capitalization; or (4) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Schedule 13D, the Reporting Persons reserve the right to: (1) engage in discussions with other shareholders, potential sources of financing, advisors, and other relevant parties; (2) formulate other plans and proposals; (3) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (4) subject to applicable law and regulation, acquire additional Common Shares or dispose of some or all of the Common Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The information required for each Reporting Person by Item 5 (a) – (b) is set forth in Rows 7 – 13 on pages 1, 2 and 3 of this Schedule 13D and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding Common Shares of the Issuer beneficially owned by each Reporting Person is calculated based on the last reported outstanding share information for the Issuer from its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024:

(c) The transactions in the Common Shares by each Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information described under Item 3 regarding the source of funds used by MCB to purchase the Common Shares reported in this Schedule 13D and the information regarding the Proposal described under Item 4 are incorporated herein by reference in their entirety.

Except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.01      Proposal from MCB to the Board of Trustees of the Issuer, dated as of June 3, 2024

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

/s/ P. David Bramble
David Bramble, Individually, and

On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC

On behalf of MCB PR Capital LLC, as the sole manager of MCB PR Capital LLC

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SCHEDULE A

TRANSACTIONS IN THE ISSUER’S SECURITIES DURING THE LAST 60 DAYS

Nature of the Transaction	Securities Purchased		Price Per Share ($)	Date of Transaction
Purchase of Common Shares	125,577	*	$12.15976	5/7/2024
Purchase of Common Shares	428,770	*	$12.21910	5/8/2024
Purchase of Common Shares	7,035	*	$12.23930	5/9/2024
Purchase of Common Shares	43,735	*	$12.37160	5/10/2024
Purchase of Common Shares	72,646	*	$12.41920	5/13/2024
Purchase of Common Shares	25,349		$12.44870	5/14/2024
Purchase of Common Shares	38,077	*	$12.44390	5/15/2024
Purchase of Common Shares	17,387	*	$12.44790	5/16/2024
Purchase of Common Shares	44,120	*	$12.40730	5/17/2024
Purchase of Common Shares	71,454	*	$12.43940	5/20/2024
Purchase of Common Shares	291,397	*	$12.60500	5/21/2024
Purchase of Common Shares	219,744	*	$12.67300	5/22/2024
Purchase of Common Shares	304,073	*	$12.59960	5/23/2024
Purchase of Common Shares	90,215	*	$12.68140	5/24/2024
Purchase of Common Shares	150,008	*	$12.93270	5/28/2024
Purchase of Common Shares	270,413	*	$12.94080	5/29/2024

*	Represents transactions made on the open market by MCB.

Other than as disclosed in this Schedule A, there was no transaction in the Common Shares by the Reporting Persons during the past sixty days.

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